SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 November 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 Statement regarding press speculation

Exhibit No: 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

FOR IMMEDIATE RELEASE

6 November 2015

InterContinental Hotels Group PLC ("IHG")

Statement regarding press speculation

Following recent market speculation, the Board of Directors of IHG states that it is not considering a potential sale or merger of the company.

A copy of this announcement is also available on IHG's website at www.ihgplc.com.

ENDS

For enquiries, please contact:

Investor Relations Catherine Dolton Matthew Woollard	+44 (0)1895 512 216 +44 (0)1895 512 171	+44 (0)7808 095 597 +44 (0)7736 746 419
Media Relations Yasmin Diamond Zoë Bird	+44 (0)1895 512 425 +44 (0)1895 512 008	+44 (0)7990 541 544 +44 (0)7736 746 167

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	06 November 2015